Evolving Gold Corp Appoints New CFO

June 9, 2008, Vancouver, British Columbia: The CEO of Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (FSE: EV7) (“Evolving”) is pleased to announce the appointment of Mr. Vitaly Melnikov as Chief Financial Officer.

Mr. Melnikov has held senior management positions with international resource companies operating in North America, Europe, Russia and Central Asia. He has recently served as Vice President, Finance and Administration of UrAsia Energy Ltd. (acquired by Uranium One in April 2007). Mr Melnikov has also held financial management positions with PetroKazakhstan (formerly Hurricane Hydrocarbons), a vertically integrated oil & gas company (acquired by China National Petroleum Corporation in October 2005); and Kumtor Operating Company with exploration activities and a large operating gold mine in Central Asia (currently owned by Centerra Gold).

Mr. Melnikov is a Certified Public Accountant (USA) and holds an MBA and a M.Sc. in Economics.

Robert Bick, Evolving’s CEO, commented “Evolving’s growth and the rapid expansion of our activities makes this the right time to bring in a CFO with Mr. Melnikov’s solid experience in the exploration and mining business.”

Mr. Melnikov’s appointment is effective immediately. Evolving Gold wishes to express its appreciation to Mr. Herrick Lau who served as Interim CFO.

Incentive Stock Options
The Company announces today that it will issue 250,000 incentive stock options at a price of $0.75 to Vitaly Melnikov as part of his contract. These options are vested over a nine month period, will have a 5 year term and are subject to regulatory approval.

About Evolving Gold Corp.
Evolving Gold is actively exploring 9 separate gold properties, primarily in known, producing gold trends in Nevada. In total, Evolving holds over 90,000 acres of exploration lands.

Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007).

The Company has drills operating at their North Carlin District Properties and at their Rattlesnake Diatreme Complex in Wyoming. It has recently completed first rounds of drilling at the Malone Gold/Silver Project (NM) (see press release dated March 4, 2008) and at the Sleeper District Project in Nevada.

With $23,000,000 in the bank, Evolving Gold is continuing its aggressive drilling and acquisition strategy. For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864

www.evolvinggold.com

OR

Miranda Bradley, Investor Relations
miranda@evolvinggold.com
Direct (416) 996-0238

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7